Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those set forth under Item 3D “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021. These risks could cause our actual results to differ materially from any future performance suggested below and elsewhere in the report.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical or inhaled routes of administration.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including pediatric HSCT-TMA. We additionally have a pre-clinical program of PAS-nomacopan in geographic atrophy (GA).

In June 2020, we entered into a Purchase Agreement with Aspire Capital, or 2020 Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. See “Liquidity and Capital Resources – Aspire Capital Financing Arrangements”.

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS. See “Liquidity and Capital Resources”.

In December 2021, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 4,311,019 ADSs in a registered direct offering, or the 2021 Registered Offering, at $1.40 per ADS for aggregate gross proceeds of approximately $6 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 2,155,507 ADSs at $1.65 per ADS and 172,441 ADSs at $1.75 per ADS, respectively. See “Liquidity and Capital Resources”.

In March 2022, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,440,833 ADSs in a registered direct offering, or the 2022 Registered Offering, at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 3,720,409 ADSs at $1.40 per ADS and 297,633 ADSs at $1.50 per ADS, respectively. See “Liquidity and Capital Resources”.

Impact of COVID-19

The situation surrounding the COVID-19 pandemic, including the mutation of variants, continues to remain fluid globally and we continue to manage ongoing challenges associated with the pandemic as they relate to operations. The potential for a material impact on our business, financial condition and results of operation remains a risk. We cannot reasonably estimate with any degree of certainty any future impact of COVID-19. Pandemics such as this can adversely impact our business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials.

Moreover, as a result of COVID-19, there is a general unease of conducting certain non-critical activities in medical centers. For example, while now open for enrollment, prior clinical trials have been halted or delayed due to COVID-19. The extent to which COVID-19 impacts operations will depend on future developments, including the scope of any new virus mutations and outbreaks, the nature of government public health guidelines and the public’s adherence to those guidelines, the rate of individuals becoming fully vaccinated and the public’s adherence to guidelines to receive booster vaccinations, and the extent to which new lockdowns may be needed or are required in particular countries, including China. In particular, the continued spread of COVID-19 globally could adversely impact our operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of suppliers to deliver components or raw materials, including drug product and drug substance, on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Results of Operations

For the Three Months Ended June 30, 2022 and June 30, 2021

Research and development expenses

Research and development expenses for the three months ended June 30, 2022 was approximately $2,851,000 compared to approximately $2,183,000 for the three months ended June 30, 2021. This increase of 31% or $668,000 was primarily due to timing of manufacturing of nomacopan to support ongoing clinical trials.

We expect our clinical expenses including other research and development expenses to increase in the future as we plan to conduct additional trials to support the development of nomacopan, and advance PAS-nomacopan toward clinical development.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2022 were approximately $2,965,000 compared to approximately $2,147,000 for the three months ended June 30, 2021. This increase of 38% or $818,000 was primarily due to increased consulting fees for services such as strategic advisory, investor relations, and other activities.

We expect our general and administrative expenses to increase due to increased staffing, legal, accounting and professional fees associated with being a publicly reporting company in the United States, and to support the Company’s operational plans and anticipated growth.

Other income (expense)

Other income for the three months ended June 30, 2022 was approximately $136,000 compared to other expense of approximately $16,000 for the three months ended June 30, 2021. This $152,000 increase was primarily attributed to foreign currency exchange gains in the current period as compared to foreign currency exchange losses in the prior period.

For the Six Months Ended June 30, 2022 and June 30, 2021

Research and development expenses

Research and development expenses for the six months ended June 30, 2022 was approximately $4,991,000 compared to approximately $5,713,000 for the six months ended June 30, 2021. This decrease of 13% or $722,000 was primarily due to lower expenses incurred for manufacturing to support ongoing clinical trials.

We expect our clinical expenses including other research development expenses to increase in the future as we plan to conduct additional trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2022 were approximately $6,069,000 compared to approximately $4,166,000 for the six months ended June 30, 2021. This increase of 46% or $1,903,000 was primarily due to hiring a new Chief Executive Officer in March 2022 and the departure of the previous CEO, as well as increased consulting fees for services such as strategic advisory, investor relations, and other activities.

We expect our general and administrative expenses to increase due to increased staffing, legal, accounting and professional fees associated with being a publicly reporting company in the United States, and to support the Company’s operational plans and anticipated growth.

Other income (expense)

Other income for the six months ended June 30, 2022 was approximately $204,000 compared to other expense of approximately $306,000 for the six months ended June 30, 2021. This $510,000 increase was primarily attributed to foreign currency exchange gains in the current period as compared to foreign currency exchange losses in the prior period.

Liquidity and Capital Resources

At June 30, 2022, we had $8,151,177 in cash and an accumulated deficit in the amount of $210,561,421. Since inception, we have funded our operations primarily through the sale of equity securities.

In June 2020, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of approximately $8 million of ADSs and $22 million of the original purchase commitment remains available for draw down under the 2020 Purchase Agreement. See “Aspire Capital Financing Arrangements – 2020 Purchase Agreements” below.

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Praxis Trustees Limited as trustee of Sonic Healthcare Holding Company EFRBS which is beneficially owned by Dr. Ray Prudo, the Company’s Chairman, an aggregate of 7,947,529 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS.

In December 2021, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 4,311,019 ADSs in a registered direct offering at $1.40 per ADS for aggregate gross proceeds of approximately $6 million which subsequently closed on January 4, 2022. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 2,155,507 ADSs at $1.65 per ADS and 172,441 ADSs at $1.75 per ADS, respectively.

In March 2022, we sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 7,440,833 ADSs in a registered direct offering at $1.20 per ADS for aggregate gross proceeds of approximately $8.9 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent registered warrants to purchase 3,720,409 ADSs at $1.40 per ADS and 297,633 ADSs at $1.50 per ADS, respectively.

We believe our current capital resources are sufficient to support our operations into June 2023 .

We are subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of `capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. We are closely monitoring ongoing developments in connection with the COVID-19 pandemic, which has resulted in disruptions to and the halting of previous clinical trials and may negatively impact our ability to raise capital. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future.

For the six months ended June 30, 2022, we reported a net loss of $10,856,373 and we expect to continue to incur substantial losses over the next several years during our development phase. To fund our capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution.

These additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Specifically, the COVID-19 pandemic has disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. Therefore, there can be no assurance that we will be successful in obtaining an adequate level of financing needed for our research and development efforts and clinical and regulatory activities, which may take several years and will require significant operating and capital expenditures in the foreseeable future. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products, or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2021 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

Aspire Capital Financing Arrangements

2020 Purchase Agreement

On June 30, 2020, we entered into a second Purchase Agreement with Aspire Capital (“2020 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs, during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. On July 17, 2020, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on July 27, 2020.

Under the 2020 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

●	the lowest sale price of our ADSs on the purchase date; or
●	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2020 Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2020 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the 2020 Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the 2020 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2020 Purchase Agreement. In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2020 Purchase Agreement prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company, the 2020 Commitment Shares, which had a fair value of approximately $900,000. Because the Company has determined that the 2020 Purchase Agreement is considered a freestanding put option derivative, the Company recorded the value of the 2020 Commitment Shares in the twelve months ended December 31, 2020 in General and Administrative Expenses in the Consolidated Statements of Comprehensive Income (Loss). The 2020 Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds we receive under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

To date, we have sold to Aspire Capital a total of approximately $8 million of ADSs and $22 million of the original purchase commitment remains available for draw down under the Purchase Agreements.

Cash Flows

Net cash used in operating activities was approximately $13,623,000 during the six months ended June 30, 2022 compared to $12,284,000 during the six months ended June 30, 2021. Net cash flow used in operating activities was primarily attributed to our general and administrative activities to support the Company’s operational plans and anticipated growth and our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities.

There were no investing activities during the six months ended June 30, 2022 and June 30, 2021.

Net cash provided by financing activities, after related expenses, was approximately $12,366,000 during the six months ended June 30, 2022. This was from net proceeds from our December 2021 Registered Direct and our March 2022 Registered Direct. Net cash provided by financing activities, after related expenses, was approximately $1,994,000 during the six months ended June 30, 2021. This was from net proceeds from issuance of shares to Aspire Capital under the 2020 Purchase Agreement.

Contractual Obligations

We do not have any significant contractual obligations as of June 30, 2022. We lease office space in London, UK and New York, NY on a short-term basis.

Research and Development, Patents and Licenses

Our research and development expenditures were approximately $2,851,000 and $2,183,000 for the three months ended June 30, 2022 and 2021, respectively. Our research and development expenditures were approximately $4,991,000 and $5,713,000 for the six months ended June 30, 2022 and 2021, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three and six months ended June 30, 2022 and 2021:

	Three Months ended		Six Months ended
	June 30,		June 30
	(in $000’s)		(in $000’s)
	2022	2021	2022	2021
Direct Expenses:
Manufacturing of nomacopan	$1,797	$968	$2,769	$2,615
Clinical trials	220	188	458	1,147
Other	114	104	186	396
Total direct expenses	2,131	1,260	3,413	4,158
Indirect Expenses:
Staffing	456	652	1,073	1,158
Other indirect expenses	264	271	505	397
Total indirect expenses	720	923	1,578	1,555
Tax credits	-	-	-	-
Total Research and Development	$2,851	$2,183	$4,991	$5,713

Trend Information

We are a clinical-stage drug development company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to stock-based compensation and fair value of registered and unregistered warrants. For further significant accounting policies please see Note 2 to our unaudited condensed consolidated financial statements of this interim report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We estimate the fair value of all time-based restricted stock units (RSUs) based on the Company’s closing stock price as of the date of grant.

We classify our stock-based payments which are settled in our ordinary shares as equity-classified awards. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award.

Warrants issued in connection with the 2021 Private Placements

In connection with the sale of the ADSs in the private placements in July 2021, or 2021 Private Placements, we issued unregistered warrants to the Placement Agent to purchase an aggregate of 398,384 ADSs, or July 2021 Warrants. The July 2021 Warrants are immediately exercisable at an exercise price of $2.32 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. The Company has determined that, at the time of their issuance, the July 2021 Warrants met the requirements for classification as equity under ASC 815-40-25. In connection with the 2021 Private Placements, the costs directly attributable to realizing proceeds of issuing ADSs such as placement agent fees, commissions, legal and accounting fees pertaining to the financing and other external, incremental fees and expenses paid to advisors are recognized in Additional paid-in capital of the Shareholders’ Equity in the Consolidated Balance Sheets in accordance with ASC 814-40. At July 16, 2021, the fair value of the July 2021 Warrants was $231,063 and was recorded within Additional paid-in capital of Shareholders’ Equity.

Warrants issued in connection with the December 2021 Registered Direct Offering

In connection with the sale of the ADSs in the December 2021 Registered Direct Offering, we issued to investors registered warrants to purchase an aggregate of 2,155,507 ADSs, or the December 2021 Investor Warrants. The December 2021 Investor Warrants are immediately exercisable at an exercise price of $1.65 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued registered warrants to the Placement Agent to purchase an aggregate of 172,441 ADSs, or the

December 2021 Placement Agent Warrants, on the same terms as the December 2021 Investor Warrants, except that the December 2021 Placement Agent Warrants are exercisable at $1.75 per ADS. The Company has determined that, at the time of their issuance, the December 2021 Investor Warrants and the December 2021 Placement Agent Warrants, or, together, the December 2021 Warrants, met the requirements for classification as equity under ASC 815-40-25. In accordance with ASC 820, we measured the December 2021 Warrants at grant date fair value. The total grant date fair value of the December 2021 Warrants was $2,613,016 and was recorded within Additional paid-in capital of Shareholders’ Equity.

Warrants issued in connection with the March 2022 Registered Direct Offering

In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, we issued to investors registered warrants to purchase an aggregate of 3,720,409 ADSs in a private placement, or the March 2022 Investor Warrants. The March 2022 Investor Warrants are immediately exercisable at an exercise price of $1.40 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued registered warrants to the Placement Agent to purchase an aggregate of 297,633 ADSs, or the March 2022 Placement Agent Warrants, on the same terms as the March 2022 Investor Warrants, except that the March 2022 Placement Agent Warrants are exercisable at $1.50 per ADS. The Company has determined that, at the time of their issuance, the March 2022 Investor Warrants and the March 2022 Placement Agent Warrants, or, together, the March 2022 Warrants, met the requirements for classification as equity under ASC 815-40-25. In accordance with ASC 820, we measured the March 2022 Warrants at grant date fair value. The total grant date fair value of the March 2022 Warrants was $3,697,758 and was recorded within Additional paid-in capital of Shareholders’ Equity.

Functional Currency

The functional currency of Akari is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive (loss) income. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange (losses) gains.

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.